SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5 )*




                                VITAL SIGNS, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    928469105
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                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 928469105
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(1)  Names  of  Reporting  Persons.   I.R.S.   Identification  Nos.  of  Above
     Persons  (entities only):  Terence D. Wall
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(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)                            (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization: United States
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Number of Shares Beneficially Owned by    (5) Sole Voting
   Each Reporting Person With                   Power:               3,352,847*
                                          (6) Shared Voting
                                                Power:                716,748**
                                          (7) Sole Dispositive
                                                Power:               3,352,847*
                                          (8) Shared Dispositive
                                                Power:                716,748**
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(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:  4,069,595
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(10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
        Instructions)
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(11)    Percent of Class Represented by Amount in Row (9): 32.0%
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(12) Type     of      Reporting      Person     (See      Instructions):      IN
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* Includes  28,251  shares held in the Issuer's  401(k) plan on Mr.  Wall's behalf and 25,181 shares held in the Issuer's Investment Plan on Mr. Wall's behalf.

**  Owned by Mr. Wall's wife.



Item 1(a).  Name of Issuer:  Vital Signs, Inc.
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Item 1(b).  Address of Issuer's Principal Executive Offices:  20 Campus Road,
            Totowa, New Jersey 07512
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Item 2(a).  Name of Person Filing:  Terence D. Wall
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Item 2(b).  Address of Principal Business Office or, if none, Residence:  c/o
            Vital Signs, 20 Campus Road, Totowa, New Jersey 07512
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Item 2(c).  Citizenship:  United States
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Item 2(d).  Title of Class of Securities: Common Stock
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Item 2(e).  CUSIP No.:  928469105
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Item 3.  If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b),
check whether the Person Filing is a

         (a) [ ] Broker or Dealer registered under Section 15 of the Act.

         (b) [ ] Bank as defined in section 3(a)(6) of the Act.

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act.

         (d) [ ] Investment Company registered under section 8 of the Investment Company Act.

         (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment fund; see Rule 13d-1(b)(1)(ii)(H).

         (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7).

         (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.  Ownership

         (a) Amount Beneficially Owned (as of December 31, 1997):

                  4,069,595

         (b) Percent of Class (as of December 31, 1997):

                  32.0%

         (c) Number of Shares as to which such person has:

              (i) sole power to vote or to direct the vote 3,352,847*

             (ii) shared  power  to  vote  or to  direct  the  vote  716,748**
                                                                       ---------

            (iii) sole  power to  dispose  or to direct  the  disposition  of
                  3,352,847*

            (iv)  shared  power to  dispose or to direct  the  disposition  of
                   716,748**


-------------
* Includes 28,251 shares held in the Issuer's 401(k) plan on Mr. Wall's behalf and 25,181 shares held in the Issuer's Investment Plan on Mr. Wall's behalf.

**  Owned by Mr. Wall's wife.


Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. N/A

Item 8.  Identification and Classification of Members of the Group.  N/A

Item 9.  Notice of Dissolution of Group.  N/A

Item 10.  Certification.  N/A



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               February 6, 1998
                                                    (Date)



                                              /s/ Laura R. Kuntz
                                                   (Signature)



                                             Laura R. Kuntz, Attorney-in-Fact
                                                      (Name/Title)



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).